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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                _______________


                                 FORM 8-A12G/A

                               AMENDMENT NO. 2 TO

                       REGISTRATION STATEMENT ON FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                    PURSUANT TO SECTION 12(b) OR (g) OF THE

                        SECURITIES EXCHANGE ACT OF 1934




                          First Midwest Bancorp, Inc.
------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                 Delaware                                36-3161078
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(State of incorporation or organization)     (IRS Employer Identification No.)



        300 Park Blvd., Suite 405
             P.O. Box 459
         Itasca, Illinois 60431                          60143-0459
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(Address of principal executive offices)                 (Zip Code)



          Securities registered pursuant to Section 12(b) of the Act:




           Title of each class                 Name of each exchange on which
           to be so registered                 each class is to be registered
----------------------------------------     ---------------------------------
                  None                                     None



       Securities to be registered pursuant to Section 12(g) of the Act:



                        Preferred Share Purchase Rights
         -------------------------------------------------------------
                                (Title of Class)
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Item 1.  Description of Registrant's securities to be Registered.

        On February 15, 1989, the Board of Directors of First Midwest Bancorp, Inc., a Delaware corporation (the "Company"), declared a dividend of one preferred share purchase right (a "Right") for each share of common stock, without par value ("Common Stock"), of the Company held of record at the close of business on March 1, 1989 (the "Record Date"), or issued thereafter and prior to the Separation Time (as defined in the Original Rights Agreement described below). The Rights were issued pursuant to a Rights Agreement, dated as of February 15, 1989, (the "Rights Agreement"), between the Company and The First National Bank of Chicago, as rights agent (the "Original Rights Agreement"). On November 15, 1995 the Company amended and restated the Original Rights Agreement in its entirety (the "Restated Rights Agreement") and appointed First Midwest Trust Company (the "Rights Agent") to replace The First National Bank of Chicago, as Rights Agent. On June 18, 1997, the Company entered into an Agreement and Plan of Merger (the "SparBank Merger Agreement") with SparBank, Incorporated, a Delaware corporation ("SparBank"), pursuant to which SparBank will be merged with and into a wholly owned subsidiary of the Company and stockholders of SparBank will receive shares of Common Stock with one Right attached thereto in exchange for their shares of common stock of SparBank (the "SparBank Merger"). On the same date, in accordance with Sections 5.4 and 5.14 of the Restated Rights Agreement, the Board of Directors adopted a resolution approving, and the Company and the Rights Agent executed, the First Amendment to Amended and Restated Rights Agreement (the "June 1997 Amendment"). The Restated Rights Agreement, as amended by the June 1997 Amendment, is referred to herein as the "Rights Agreement". The June 1997 Amendment provides generally that no Separation Time, Stock Acquisition Date, Flip-In Date or Flip-over Transaction or Event (as such terms are defined below) will be deemed to have occurred solely by reason of the approval, execution or delivery of the SparBank Merger Agreement or the consummation of any transactions contemplated by the SparBank Merger Agreement and makes certain changes to the definition of "Acquiring Person" in the Rights Agreement. The terms of the Rights, as so amended, are summarized herein.
        Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one

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one-hundredth of a share of Series  A Preferred Stock, without par value (the
"Series A Preferred Stock"), for $100 (the "Exercise Price"), subject to adjustment. The Rights will be evidenced by the Common Stock certificates until the close of business on the earlier of the date (either, the "Separation Time") which is (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person, as defined below, or (ii) the tenth business day (or such earlier or later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Flip-in Date (as defined below) that would otherwise have occurred) after the first date of public announcement by the Company that such Person has become an Acquiring Person (the "Flip-in Date"); provided that if a tender or exchange offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made. An Acquiring
Person is any Person who is the Beneficial Owner (as defined in the Restated Rights Agreement) of 10% or more of the outstanding shares of Common Stock, provided, however, such term shall not include (i) any Person who is the Beneficial Owner of 10% or more of the outstanding Common Stock as of the date of the Rights Agreement or who shall become the Beneficial Owner of 10% or more of the outstanding Common Stock solely as a result of an acquisition of Common Stock by the Company, until such time as such Person acquires additional Common Stock, other than through a dividend or stock split, (ii) any Person who becomes an Acquiring Person without any plan or intent to seek or affect control of the Company if such Person promptly divests sufficient securities such that such 10% or greater Beneficial Ownership ceases, (iii) any Person who Beneficially Owns shares of Common Stock consisting solely of (A) shares acquired pursuant to the grant or exercise of an option granted by the Company in connection with an agreement to merge with, or acquire, the Company prior to a Flip-in Date, (B) shares owned by such Person and its Affiliates and Associates at the time of such grant, (C) shares, amounting to less than 1% of the outstanding Common Stock, acquired by Affiliates and Associates of such Person after the time of such grant or (D) shares which are held by such Person in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity, that are beneficially owned by third persons who are not Affiliates or Associates of such Person or acting together with such Person to hold shares, or which
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are held by such Person in respect of a debt previously contracted, or (iv) any
Person who is a Cowlin Family Member who Beneficially Owns shares of Common Stock consisting solely of one or more of (A) shares of Common Stock Beneficially Owned pursuant to the SparBank Merger Agreement, (B) shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock) Beneficially Owned by a Cowlin Family Member or its Affiliates or Associates at the time of the execution of the SparBank Merger Agreement, (C) shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock) acquired by a Cowlin Family Member or its Affiliates or Associates after the execution of the SparBank Merger Agreement, which, in the aggregate, amount to less than 1% of the outstanding shares of Common Stock or (D) shares of Common Stock acquired by means of a stock dividend or stock split. For purposes of the Agreement, the term "Cowlin Family Member" shall mean (i) Geraldine C. Cowlin, (ii) any spouse of Geraldine C. Cowlin,
(iii) any lineal descendants (including descendants by adoption and their descendants) of Geraldine C. Cowlin or any spouse of any such lineal descendant,
(iv) any estate of, or trust established by, one or more of the persons described in clauses (i), (ii), and (iii), provided that one or more of the persons described in clauses (i), (ii), and (iii) or charitable organizations which qualify as exempt organizations under Section 501(c) or the Internal Revenue Code of 1986, as amended ("Charitable Organizations"), collectively, are the beneficiaries of at least 50% of the actuarially-determined beneficial interests in such estate or trust, (v) any Charitable Organization which is established by one or more of the persons described in clauses (i), (ii), and
(iii) (a "Family Charitable Organization"), (vi) any corporation of which a majority of the voting power is held, directly or indirectly, by or for the benefit of one or more of the persons described in clauses (i), (ii) or (iii), the estates or trusts described in clause (iv), or Family Charitable Organizations, or (vii) any partnership or other entity or arrangement of which a majority of the voting interests are held, directly or indirectly, by or for the benefit of one or more of the persons described in clauses (i), (ii) or
(iii), the estates or trusts described in clause (iv), or Family Charitable Organizations. The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and

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only with the Common Stock. Common Stock certificates issued prior to the
Separation Time shall evidence one Right for each share of Common Stock represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the aforementioned legend, certificates evidencing shares of Common Stock outstanding on or prior to the Record Date or which bear an earlier form of legend shall also evidence one Right for each share of Common Stock evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock at the Separation Time.
        The Rights will not be exercisable until the Business Day (as defined in the Rights Agreement) following the Separation Time. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the close of business on November 15, 2005, (iii) the date on which the Rights are redeemed as described below and (iv) upon certain mergers of the Company with another corporation pursuant to an agreement entered into prior to a Flip-in Date (in any such case, the "Expiration Time").
        The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.
        In the event that prior to the Expiration Time a Flip-in Date occurs, each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Common Stock of the Company having an aggregate Market Price (as defined in the Rights Agreement), on the date of the public announcement of an Acquiring Person's becoming such (the "Stock Acquisition Date") that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Common Stock, elect to

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exchange all (but not less than all) the then outstanding Rights (other than
Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

        Whenever the Company shall become obligated under the preceding paragraph to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Series A Preferred Stock, at a ratio of one one-hundredth of a share of Series A Preferred Stock for each share of Common Stock so issuable.

        In the event that prior to the Expiration Time the Company enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly,
(i) the Company shall consolidate or merge or participate in a binding share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time of the consolidation, merger or share exchange or at the time the Company enters into an agreement with respect to such consolidation, merger or share exchange, the Acquiring Person Controls the Board of Directors of the Company (as defined in the Rights Agreement) and either (A) any term of or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Common Stock or (B) the Person with whom the transaction or series of transactions occurs is the Acquiring Person or an Affiliate or Associate of the Acquiring Person or (ii) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow, of the Company and its subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time such sale or transfer of assets or at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person
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Controls the Board of Directors of the Company (a "Flip-over Transaction or
Event"), the Company shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the "Flip-over Entity"), for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement. For purposes of the foregoing description, the term "Acquiring Person" shall include any Acquiring Person and its Affiliates and Associates counted together as a single Person.
        Notwithstanding the foregoing, no Separation Time, Stock Acquisition Date, Flip-In Date or Flip-over Transaction or Event shall be deemed to have occurred, and no holder of Rights shall be entitled to exercise the Rights, solely by reason of the approval, execution, or delivery of the SparBank Merger Agreement, or the consummation of any transactions contemplated by the SparBank Merger Agreement.
        The Board of Directors of the Company may, at its option, at any time prior to the close of Business on the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a price of $.01 per Right (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.
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        The holders of Rights will, solely by reason of their ownership of
Rights, have no rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends.

        The Restated Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise) is incorporated by reference as an exhibit hereto and the June 1997 Amendment is filed herewith as an exhibit. Both the Restated Rights Agreement and the June 1997 Amendment are incorporated into this description of the Rights by reference and the foregoing description of the Rights is qualified in its entirety by reference to the Restated Rights Agreement and the June 1997 Amendment.
Item 2.  Exhibits.

Exhibit No.    Description

    1 Amended and Restated Rights Agreement (incorporated by reference to Amendment No. 1 to this Registration Statement, filed on November 21, 1995).

    2 Form of Rights Certificate and of Election to Exercise, included in Exhibit A to the Restated Rights Agreement (incorporated by reference to Amendment No. 1 to this Registration Statement, filed on November 21, 1995).

    3 Designation of Series A Preferred Stock, included in Exhibit B to the Restated Rights Agreement (incorporated by reference to Amendment No. 1 to this Registration Statement, filed on November 21, 1995).

    4          First Amendment to Amended and Restated Rights Agreement.
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                                   SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       FIRST MIDWEST BANCORP, INC.


                                       By  /s/  Donald J. Swistowicz
                                           ------------------------------------
                                           Name:  Donald J. Swistowicz
                                           Title: Executive Vice President &
                                                  Chief Financial Officer


Date:  June 30, 1997

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                                 EXHIBIT INDEX


  Exhibit                                                       Sequential
    No.             Description                                Page Numbers
  -------           ------------------------------             ------------
    (4)             First Amendment to Amended and
                    Restated Rights Agreement